UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                             THE UNIMARK GROUP, INC.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    904789104
                                    ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                        --------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 9 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13D

CUSIP No. 904789104                                            Page 2 of 9 Pages



031011.0004  NEW YORK  355158 v1

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above Persons (entities only)

                  MEXICO STRATEGIC ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [  ]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization


                  Delaware

         Number of            7         Sole Voting Power
           Shares                             13,149,274
        Beneficially
          Owned By            8         Shared Voting Power
            Each                                       0
         Reporting            9         Sole Dispositive Power
          Person                              13,149,274
            With              10        Shared Dispositive Power
                                                       0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                       13,149,274

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [  ]

13       Percent of Class Represented By Amount in Row (11)

                                       62.48%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                                               Page 3 of 9 Pages



                  This Amendment No. 8 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of The UniMark Group, Inc. (the "Issuer"). This Amendment No. 8 supplementally amends the initial statement on Schedule 13D, dated July 7, 1998, and all amendments thereto (collectively, the "Initial Statement") filed by Mexico Strategic Advisors LLC (the "Reporting Person"). This Amendment No. 8 is being filed to report a proposal made to the Issuer to acquire all of the outstanding shares not beneficially owned by the Reporting Person for $0.65 per share. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This statement is being filed on behalf of the Reporting Person and relates to Shares held for the account of M&M Nominee LLC, a Delaware limited liability company ("M&M").

                  Updated information about the members of the Board of Advisors and Officers of the Reporting Person is set forth in Annex A hereto and incorporated herein by reference.

Item 4.           Purpose of Transaction.

                  On November 21, 2002 M&M made a proposal to the Board of Directors of the Issuer to acquire, by merger, at a price of $0.65 per share, all of the Shares not held by M&M. A copy of the letter making such proposal which was delivered to the Board of Directors is attached hereto as Exhibit I. Pursuant to the proposal, M&M and two parties unrelated to M&M have proposed to form a company which would merge with the Issuer and all of the outstanding Shares not held by M&M would be converted into the right to receive the $0.65 per share merger consideration. To the knowledge of M&M, neither of such parties beneficially owns any Shares. The terms and conditions of any such transaction are subject to negotiation with, and approval by, the Board of Directors of the Issuer, and there can be no assurance as to whether such transaction will be consummated or, if consummated, the terms thereof.

                  The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, MSIF, Madera, and/or M&M, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                  (a) The Reporting Person may be deemed the beneficial owner of the 13,149,274 Shares held for the account of M&M (approximately 62.48% of the total number of Shares outstanding).

                  (b) The Reporting Person (by virtue of the Advisory Contract) may be deemed to have the sole power to direct the voting and disposition of the Shares held for the account of M&M.

                  (c) There have been no transactions effected with respect to the Shares since September 26, 2002 (60 days prior to the date hereof) by the Reporting Person, Madera, MSIF and/or M&M.

                                                               Page 4 of 9 Pages


                  (d) The members of M&M, including Madera and MSIF, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares held for the account of M&M in accordance with their ownership interests of M&M.

                  (e)      Not applicable.

                                                               Page 5 of 9 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: November 25, 2002                         MEXICO STRATEGIC ADVISORS LLC



                                                By: /s/ Armando T. Belly
                                                   -----------------------------
                                                   Armando T. Belly
                                                   Manager

                                                               Page 6 of 9 Pages


                                     ANNEX A



         Board of Advisors and Officers of Mexico Strategic Advisors LLC

               Board of Advisors of Mexico Strategic Advisors LLC


Name/Title/Citizenship                    Principal Occupation                 Business Address
----------------------                    --------------------                 ----------------
Mr. Fernando Chico Pardo                  Partner of Promecap, S.C.            Bosque de Alisos, No. 47A, 3rd Flr.
(Mexico)                                                                       Colonia Bosques de las Lomas
                                                                               05120 Mexico, Distrito Federal

Mr. Frederico Chavez Peon Mijares         Asssociate of Promecap, S.C.         Bosque de Alisos, No. 47A, 3rd Flr.
(Mexico)                                                                       Colonia Bosques de las Lomas
                                                                               05120 Mexico, Distrito Federal

Mr. Iain Aitken                           Investment Adviser of Soros          888 Seventh Avenue, 28th Floor
(United States)                           Private Funds Management LLC         New York, New York, 10106

Mr. Ron Drake                             Chairman of Soros Investment         888 Seventh Avenue, 28th Floor
(United States)                           Capital Management LLC               New York, New York, 10106



                            Manager of Mexico Strategic Advisors LLC

Name/Title/Citizenship                    Principal Occupation                 Business Address
----------------------                    --------------------                 ----------------
    Armando T. Belly                      General Counsel of                   888 Seventh Avenue, 31st Floor
    (United States)                       Soros Fund Management LLC            New York, NY  10106


         To the best of the Reporting Persons' knowledge:

                  (a)    None of the above persons hold any Shares.

                  (b)    None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.


                                                               Page 7 of 9 Pages


                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------
I.       Letter, dated November 21, 2002                                   8